SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308-C,THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308-C, THE UTILITY
WORKERS UNION OF AMERICA, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of June 30, 2002 and 2001	3

Income, Expenses and Transfers for the Plan Year ending June 30, 2002	4

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308-C, THE UTILITY
WORKERS UNION OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

	June 30, 2001	June 30, 2002

Plan assets and Liabilities:

Total Plan Assets	$ 587,575	$ --

Total Plan Liabilities	--	--

Net Plan Assets	$ 587,575	$ --

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308-C, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

SMALL PLAN FINANCIAL INFORMATION

Year Ended June 30, 2002

Income, Expenses and Transfers:
Contributions:
Employer	$ --
Participants	--

Other Income	--

Total income	--

Benefits paid	--

Total deductions	--

Net income	$ --

Transfers from the plan	$(587,575)

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308-C, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

Date: December 20, 2002	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee